Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Inc. and Inmark Global Pty Ltd. to Form Joint Venture

August 6, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, is pleased to announce that on July 28, 2025, the Company entered into a shareholders’ agreement with Australia-based Inmark Global Pty Ltd. (“Inmark”) to establish a joint venture entity, Inmark LogProstyle Co., Ltd. (“Inmark LogProstyle”). The parties agreed to an initial ownership ratio whereby Inmark will subscribe for a 51% interest and LogProstyle will subscribe for a 49% interest in the company. Inmark LogProstyle plans to originate, acquire, finance, develop, manage, operate, and enhance real estate investment assets across Japan, with a particular emphasis on the multi-family real estate sector.

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle said, “We are pleased to have entered into a shareholders’ agreement with Inmark to establish a joint venture. Collectively, we plan to embark on an ambitious acquisition campaign, with LogProstyle taking the lead in management and operations in Japan. Through this initiative, we expect to further accelerate the growth of our rental apartment development business and strengthen our leadership position in the Japanese real estate market.”

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the anticipated benefits of the strategic partnership between LogProstyle and Inmark, including plans for investment, development, and management of multi-family real estate projects in Japan, as well as the expected performance of Inmark LogProstyle and future capital deployment strategies. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability of the joint venture to successfully identify and acquire suitable real estate assets, risks associated with market fluctuations, changes in regulatory or economic conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. (NYSE American: LGPS) is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange.

About Inmark

Established in 2006, Inmark is an independent Australian and Korean based real estate funds and asset management company and is headquartered in Sydney, Australia. Inmark and its affiliated companies have invested or managed approximately USD3.7 billion of real estate transactions across Australia, Korea, Europe, US and Asia with its global institutional capital partners. Inmark delivers exceptional value through disciplined real estate investment, proactive asset management and strategic capital deployment.

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com